                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULE 13d-1(a)AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)


                            SMTEK International, Inc.
                        ---------------------------------
                                (Name of Issuer)


                          Common Stock (Par value $.01)
                        ---------------------------------
                         (Title of Class of Securities)


                                   832688 20 4
                                -----------------
                                 (CUSIP Number)

  Thomas M. Wheeler, 1217 Cerrito Bello Road, El Paso, TX 79912 (915) 584-8671
            ----------------------------------------------------------
                  Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 30, 2002
                    ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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CUSIP No. 832688 20 4                 13D                    Amendment No. 2

1.   Name of reporting person

     Thomas M. Wheeler

2.   Check the appropriate box if a member of a group  (a)[  ]  (b)[x]

3.   SEC use only

4.   Source of funds

     PF

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or place of organization

     U.S. Citizen

7. Number of shares beneficially owned by each reporting person with sole voting power

     881,812

8. Number of shares beneficially owned by each reporting person with shared voting power

     -0-

9. Number of shares beneficially owned by each reporting person with sole dispositive power

     881,812

10. Number of shares beneficially owned by each reporting person with shared dispositive power

     -0-

11.  Aggregate amount beneficially owned by each reporting person

     881,812 shares

12.  Check box if the aggregate amount in Row 11 excludes certain shares [  ]
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13.  Percent of class presented by amount in Row 11

     Approximately 38.6%

14.  Type of reporting person

     IN


Item 1. Security and Issuer

         This Amendment No. 2 to Schedule 13D further amends and restates Amendment No. 1 to the Schedule 13D which was filed by Mr. Wheeler on May 21, 1999 relating to the Common Stock, par value $.01 per share ("Company Common Stock"), of SMTEK International, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 2151 Anchor Court, Thousand Oaks, CA 91320.

Item 2. Identity and Background.

         (a) The name of the person filing this schedule is Thomas M. Wheeler.

         (b) Mr. Wheeler's address is 1217 Cerrito Bello Road, El Paso, TX
             79912.

         (c) Mr. Wheeler's present principal occupation is private investor.

         (d) During the past five years, Mr. Wheeler has not been convicted in any criminal proceeding.

         (e) During the past five years, Mr. Wheeler has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Wheeler is a citizen of the United States

Item 3. Source and Amount of Funds or Other Consideration.

         Mr. Wheeler acquired the Company Common Stock covered by this Amendment for cash consideration in the amount of $4.5 million.

Item 4. Purpose of Transaction

         On May 21, 1999, Mr. Wheeler purchased 11,250,000 shares of common stock, par value $.01 per share (the "Shares"), of the Company pursuant to a Stock Subscription Agreement,
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         dated March 4, 1999, for the purpose of acquiring a significant equity position in the Company. Mr. Wheeler's purchase of the Shares was approved by the Company's common stockholders on May 20, 1999. Mr. Wheeler purchased the Shares for a cash purchase price of $4,500,000 pursuant to the Stock Subscription Agreement. As a result of that purchase, Mr. Wheeler's interest in the Company increased to approximately 38.6% of the total outstanding shares of Company Common Stock. The Shares were split in a 1-for-20 reverse stock split effective May 24, 1999, which resulted in Mr. Wheeler owning 881,812 shares of Common Stock.

         The Shares are "restricted securities" as defined in the Securities Act of 1933. Unless registered for resale, the Shares must be held by Mr. Wheeler and may not be resold except in compliance with the resale requirements of Rule 144 under the Securities Act of 1933. Pursuant to the Stock Subscription Agreement, Mr. Wheeler has registration rights for the registration of the Shares in the next registration statement filed by the Company with the Securities and Exchange Commission that would permit the inclusion of the Shares.

         As a result of his ownership, and because the Company's certificate of incorporation permits stockholders to cumulate their votes for the election of directors, Mr. Wheeler has a high degree of voting power. Such voting power may give Mr. Wheeler a great ability to influence the policies of management and to increase his representation on the Company's board of directors. Mr. Wheeler recommended Oscar B. Marx III and Mr. James Burgess for election to the board of directors, and they subsequently were elected to serve on the Company's board of directors by the shareholders of the Company. Mr. Wheeler may determine to increase the number of directors representing his interests on the board of directors to a majority of the board.

         In addition to obtaining effective or actual control of the Company through increasing his board representation, Mr. Wheeler may from time to time, through open market purchases or privately negotiated transactions, determine to increase his aggregate ownership interest in the Company to an amount in excess of 50% of the outstanding shares, thus obtaining outright voting control of the Company. Alternatively, Mr. Wheeler may determine to sell some or all of his Shares in one or more registered or privately negotiated transactions from time to time, depending on general market and other economic conditions. In addition, Mr. Wheeler may determine to increase his percentage ownership of the Company to a control interest and then sell that control interest to a third party. At the present time, Mr. Wheeler does not have any specific plans or proposals either to increase his interests in, or sell any of his shares of the Company.

         On January 30, 2002, exploratory discussions were commenced by the Company relating to a possible merger between the Company and Electronic Product Integration Corporation ("EPI"). Three of Mr. Wheeler's adult children own an aggregate of 70% of the outstanding shares of common stock of EPI. Additionally, Mr. Wheeler owns 62% of the voting stock of TMW Enterprises, Inc. ("TMW"), and each of his three adult children own a minority interest in TMW. Further, TMW holds an aggregate of $3.085 million in principal amount of subordinated notes issued by EPI.
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         In Amendment No. 1 to this Schedule 13D, Mr. Wheeler reported that he had no current plans or proposals to influence or cause the Company to merge with a third party or any of his affiliates, but may determine to do so in the future based on an evaluation of the Company's business, prospects and financial condition as well as the strategic and operating fit between the Company and a third party or one of his other companies. These exploratory merger discussions were initiated by the Company's board of directors. However, there can be no assurance that these exploratory discussions will lead to a definitive merger agreement between the Company and EPI, or that any such merger agreement would be approved by the boards of directors and shareholders under applicable law. Even if a definitive merger agreement were to be approved by the boards of directors and shareholders of the Company and EPI, there can be no assurance that a transaction would be consummated.

         Alternatively, based upon general market economic conditions, as well as the Company's operating performance and prospects, Mr. Wheeler may determine to cause the Company to enter into a corporate restructuring or recapitalization, which may cause changes in its balance sheet and which may constitute a "going private transaction" under the Securities Exchange Act of 1934.

         For estate planning purposes, Mr. Wheeler has transferred the Shares to a revocable trust as to which he is the grantor and sole trustee. The revocable trust is styled "Trust u/a dtd April 9, 1996, as amended and restated on April 15, 1996."

         Except as disclosed in this Item 4 relating to the possible merger between the Company and EPI, Mr. Wheeler has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of
         Schedule 13D. Mr. Wheeler intends continuously to review his investment in the Company and, in light of the Company's performance, business prospects and management, may undertake actions which may result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

         (a) Mr. Wheeler is the beneficial owner of 881,812 shares of Company Common Stock.

         (b) Mr. Wheeler has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 881,812 shares of Company Common Stock.

         (c) Mr. Wheeler effected the following transactions in the shares of Company Common Stock during the past 60 days: none.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as set forth in Item 4 above with respect to the notes held by TMW and the options described herein, there are no contracts, arrangements, understandings or

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         relationships (legal or otherwise) between Mr. Wheeler and any person with respect to any securities of the Company. On March 31, 2000, Mr. Wheeler granted options to four managers of TMW, each exercisable for 10,000 shares of Company Common Stock. The options are exercisable for a period of four years at an exercise price equal to the closing price of Company Common Stock on March 31, 2000.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.       Title

99.1              Form of EPI subordinated notes issued to TMW.

99.2              Form of options issued to TMW employees


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2002                              /s/ Thomas M. Wheeler
--------------------                          ---------------------------
      Date                                         Thomas M. Wheeler

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements of omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                  EXHIBIT INDEX

Exhibit No.       Title
-----------       -----
99.1              Form of EPI Notes issued to TMW.

99.2              Form of options issued to TMW employees